July 12, 2005



Mail Stop  0306

Josua Tosteson, President
Chiste Corporation
1801  Route 51  South
Jefferson Hills, Pennsylvania 15025

Via U S Mail and FAX [(412) 405-1005]


Re:	Chiste Corporation
	Form 8-K for Item 4.01
	Filed July 11, 2005
	File No. 0-32065


Dear  Mr. Tosteson:

	We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.


Form 8-K Filed July 7, 2005
1. Please amend the Form 8-K to state whether the former accountant resigned, declined to stand for re-election, or was dismissed as required by Item 304(a)(1)(i) of Regulation S-B. Also, include as an
Exhibit a letter from your former auditors addressing the revised disclosures.



Josua Tosteson, President
Chiste Corporation
July 12, 2005
Page 2



	Please file your supplemental response and amendment via
EDGAR
in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


	If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Accounting Branch Chief, at
(202) 551-3676.


							Sincerely,


							Jeanne Bennett
							Staff Accountant